UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Other Relevant Information dated July 20, 2020	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols has executed share purchase arrangements with the South Korean based GC Pharma (Group) ("GC Pharma") and other investors for the purchase of a plasma fractionation facility and two purification facilities located in the city of Montreal, Canada (together, the "Facilities"), and 11 plasma collection centres located in the United States (the "Collection Centres"), for a total consideration of US$460M (the "Transaction"), on a debt free basis.

No additional financing will be required. Upon the consummation of the Transaction certain net worth, working capital and cash targets have been guaranteed.

The Facilities are currently in the process of obtaining needed licenses and regulatory approvals by competent health authorities for the manufacturing of plasma-derived products. When licensed and approved, Grifols will become the only commercial manufacturer of plasma products in Canada, with a fractionation capacity of 1.5 M litres.

Grifols plans to be ready to manufacture IVIG and Albumin in the Facilities to supply the Canadian market starting in 2023.

The Collection Centres achieved a collection volume of 350,000 litres of plasma in 2019.

Upon the consummation of the Transaction, and by means of a plasma supply agreement, Grifols has also committed to supplying certain output of plasma arising out of the Collection Centres to GC Pharma for a 24-month period.

The consummation of the Transaction is subject to regulatory approvals and is expected to close prior to the end of 2020.

In Barcelona, on 20 July 2020

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 20, 2020